Exhibit G

RECENT DEVELOPMENTS

The information included in this section supplements the information about Panama contained in Panama’s annual report for the year ended December 31, 2007 on Form 18-K filed with the Commission on September 30, 2008, as amended by Amendment No. 1 thereto, filed on Form 18-K/A with the Commission on February 13, 2009 and by Amendment No. 2 thereto, filed on Form 18-K/A with the Commission on March 10, 2009. To the extent the information in this section is inconsistent with the information contained in such annual report, as amended, the information in this section replaces such information. Initially capitalized terms used in this section have the respective meanings assigned to those terms in such annual report, as amended.

Government

On November 17, 2008, President Torrijos appointed Dilio Arcia as the new Minister for Government and Justice, replacing former Minister Daniel Delgado Diamante; Olmedo Espino as Minister of Agricultural Development, replacing former Minister Guillermo Salazar; Rafael Mezquita as new Minister for the Presidency, replacing former Minister Dilio Arcia; Gisela Álvarez de Porras as new Minister for Industry and Commerce, replacing former Minister Carmen Gisela Vergara; and José Simpson Hiu as Viceminister of Finance, replacing former Viceminister Gisela Álvarez de Porras.

On June 5, 2008, Law No. 34 of 2008 was ratified, establishing a new Social and Fiscal Responsibility Regime, in order to promote sound fiscal policies and management. This Law was published in the Gaceta Oficial Digital No. 26,056 of June 6, 2008, and came into force on January 1, 2009. The new Social and Fiscal Responsibility Regime established by Law No. 34 of 2008 will require any new government to present, during the first six months of its administration, a multi-year social strategy, a five-year financial plan and the macroeconomic criteria to manage public expenditures and to incentivize current savings.

Recent Governmental Initiatives

On December 11, 2008 the Cabinet Council of Panama adopted Cabinet Resolution No. 221, published in the Gaceta Oficial Digital No. 26,184 of December 15, 2008, approving a transaction to provide a cap on the cost of bunker fuel for electric generation in 2009, based on fuel prices prevailing at that time. The transaction is aimed at stabilizing the cost of electricity to consumers in 2009. The cost of the program is not considered to be material to the 2009 budget of the Republic.

On January 23, 2009, the Financial Incentive Program (“Programa de Estímulo Financiero” or “PEF”) was announced by President Torrijos. The program will provide up to $1.1 billion to promote economic stability and growth of employment and commercial activity. The program is intended to compensate for the contraction in credit available to Panamanian banks from international sources due to reductions in credit lines from correspondent banks abroad and from the credit contraction in the international financial markets. The funds for the program will be borrowed from Corporación Andina de Fomento (CAF), the Inter-American Development Bank (the “IDB”) and BNP, and negotiations are in progress for these borrowings. The funds will be deposited in a trust to be administered by BNP. The trust will make credit available to Panamanian financial institutions, which will be required to provide full collateral for their borrowings from the trust. Interest will be charged at rates determined with reference to the interest on the loans used to fund the trust, and fees will be assessed to cover administrative costs of the program. The participating institutions are expected to fully repay their borrowings under the program. Furthermore, they will provide collateral according to their level of creditworthiness as a requirement to gain access to the program funds. On March 9, 2009 the Cabinet Council of Panama issued Cabinet Decree No. 9 creating the PEF, and the PEF was implemented on March 10, 2009 upon its publication in the Gaceta Oficial Digital No. 26,237. In connection with the program, President Torrijos issued Presidential Decree No. 6, appointing the Directive Council of the PEF, which is comprised of five individuals, including the General Manager and Risk Manager of BNP. The function of the Directive Council is to advise the Government on applicable measures to counteract the effects that the global economic crisis may have on Panama.

The Economy

The Government estimates that real GDP growth for 2008 was 9.2%. The Government expects growth to slow in 2009 due to the anticipated impact of the global economic crisis on the Panamanian economy. Nevertheless, although no assurance can be given, the Government expects positive real GDP growth for the current year.

The agriculture sector grew an estimated 6.0% in 2008 as compared to 2007 primarily due to increases in the amount of land used for farming. The fisheries sector grew an estimated 13.4% in 2008 as compared to the same period of 2007 due in part to favorable climatic conditions. The mining sector grew an estimated 29.8% percent in 2008 as compared to 2007 primarily due to a greater demand for raw materials used by the construction sector. Manufacturing activity increased an estimated 3.8% in 2008 as compared to 2007 due in part to a rise in the processing of food and beverage products.

In 2008, the construction sector grew by an estimated 30.0% as compared to 2007 due to the construction of new high-rise buildings and family residences, the expansion of certain container ports and the Government and the Panama Canal Authority’s investments in infrastructure. However, construction activity decreased by approximately 35.0% in September 2008, 3.9% in October 2008 and 43.1% in November 2008, in each case as compared to the same months in 2007, due primarily to the effects of the global economic crisis. The total value of new construction, additions and repair projects approved in Panama increased 18.7% in 2008 as compared to 2007. During the first six months of 2008, the value of these projects increased over 50% as compared to the same period in 2007; however, during the final quarter of 2008, when the global economic crisis became more pronounced, the value of construction projects approved fell 13.9% as compared to the same period of 2007. It is expected that a continuation of the economic crisis will continue to negatively impact the construction sector in 2009 and beyond.

The CFZ grew an estimated 6.1% in 2008 as compared 2007, although a slowdown of foreign trade and maritime activity is expected in 2009, primarily due to the global economic crisis and the CFZ’s dependence on foreign market activity. The PEF was designed by the Government to offset certain effects of the global economic crisis and to maintain the proper functioning of the productive sectors of the economy, including the CFZ. See “The Economy—Recent Governmental Initiatives”. Ongoing projects within the CFZ, including commercial movement automation and the completion of the Don Alberto Motta Highway, may have a positive impact in contributing to maintaining the efficiency and competitiveness of the CFZ operations.

The commerce, hotels and restaurant sector grew an estimated 8.4% in 2008 as compared to 2007 primarily due to increased tourism. The transportation and communications sector grew 18.3% in 2008 as compared to 2007 primarily due to an increase in cargo tonnage at ports, increased air travel and the use of cellular phones and the Internet. Specifically, the Republic’s largest regional air carrier, COPA Holdings, S.A., experienced a 20.0% increase in traffic during 2008 as compared to 2007. In December 2008, COPA reported that air traffic increased 16.5% as compared to December 2007. Cable & Wireless Panamá S.A., a quasi-governmental telecommunications entity, experienced a 14.0% increase in sales in their fiscal year ended March 31, 2008 as compared to their fiscal year ended March 31, 2007, primarily due to growth in broadband internet usage, mobile devices and international communications. The financial intermediation sector grew an estimated 2.3% in 2008 as compared to 2007 primarily due to greater development in international banking. The real estate sector grew an estimated 5.8% in 2008 as compared to 2007.

The Assembly approved Panama’s 2009 budget on December 4, 2008. The 2009 budget contemplates total expenditures of $9.8 billion, with budget estimates based on an anticipated 13.5% growth in nominal GDP and an anticipated consolidated non-financial public sector deficit of approximately $263.0 million (or approximately 1.0% of nominal GDP) for 2009.

The following tables set forth Panama’s GDP, including sectoral origin (in dollars and as a percentage of GDP) and percentage change from 2004 to 2008:

Gross Domestic Product

	2004	2005	2006(R)	2007(P)	2008(E)
Gross Domestic Product (millions of dollars in constant prices)(1)	$13,099.2	$14,041.2	$15,238.6	$16,997.6	$18,558.1
% Change over Previous Year	7.5%	7.2%	8.5%	11.5%	9.2%
Gross Domestic Product (millions of dollars at current prices)	$14,179.3	$15,464.7	$17,137.0	$19,485.4	$23,087.9
% Change over Previous Year	9.6%	9.1%	10.8%	13.7%	18.5%

(1)	Figures are based on 1996 constant dollars.
(P)	Preliminary figures.
(R)	Revised figures.
(E)	Estimated figures.

Source: Office of the Comptroller General.

Sectoral Origin of Gross Domestic Product

(in millions of dollars)(1)

	2004	2005	2006(R)	2007(P)	2008(E)
Primary Activities:
Agriculture(2)	$971.9	$997.0	$1,039.1	$1,056.4	$1,119.7
Mining	136.0	136.1	159.5	195.7	254.1

Total	$1,107.9	$1,133.1	$1,198.6	$1,252.1	$1,373.8

Industrial Activities:
Manufacturing	$985.5	$1,026.9	$1,066.7	$1,125.7	$1,168.5
Construction	588.6	594.6	704.0	846.9	1,101.2

Total	$1,574.1	$1,621.5	$1,770.7	$1,972.6	$2,269.7

Services:
Public utilities	$410.6	$433.4	$447.6	$488.6	$513.5
Commerce, restaurants and hotels	1,298.2	1,370.0	1,520.3	1,711.6	1,854.8
Transportation and communications	1,648.0	1,880.0	2,140.7	2,622.8	3,103.9
Colón Free Zone	931.3	1,063.5	1,186.9	1,247.4	1,323.4
Panama Canal Authority	648.3	688.0	780.2	804.4	861.2
Financial intermediation	887.0	1,032.4	1,187.1	1,416.3	1,449.4
Real estate	2,103.1	2,257.4	2,401.3	2,583.4	2,734.3
Public administration	1,217.0	1,208.3	1,231.8	1,272.7	1,321.0
Other services	735.3	762.5	803.4	872.2	914.9

Total	$9,878.8	$10,695.5	$11,699.3	$13,019.4	$14,076.4

Plus Import Taxes(3)	$800.9	$880.2	$944.3	$1,133.2	$1,175.3
Less Imputed Banking Services	(262.5)	(289.0)	(374.3)	(379.7)	(337.1)

Gross Domestic Product	$13,099.2	$14,041.2	$15,238.6	$16,997.6	$18,558.1

(P)	Preliminary figures.
(R)	Revised figures.
(E)	Estimated figures.
(1)	Figures are based on 1996 constant dollars.
(2)	Including fisheries.
(3)	Including value-added tax.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

Percentage Change from Prior Year for

Sectoral Origin of Gross Domestic Product

(percentage change) (1)

	2004	2005	2006(R)	2007(R)(P)	2008(E)
Primary Activities:
Agriculture(2)	1.4%	2.6%	4.2%	1.7%	6.0%
Mining	12.5	0.1	17.2	22.7	29.8
Total	2.6	2.3	5.8	4.5	9.7

Industrial Activities:
Manufacturing	2.1	4.2	3.9	5.5	3.8
Construction	13.9	1.0	18.4	20.3	30.0
Total	6.2	3.0	9.2	11.4	15.1

Services:
Public utilities	6.1	5.6	3.3	9.2	5.1
Commerce, restaurants and hotels	8.9	5.5	11.0	12.6	8.4
Transportation and communications	17.0	14.1	13.9	22.5	18.3
Colón Free Zone	16.3	14.2	11.6	5.1	6.1
Panama Canal Authority	9.7	6.1	13.4	3.1	7.1
Financial intermediation	(5.6)	16.4	15.0	19.3	2.3
Real estate	7.5	7.3	6.3	7.6	5.8
Public administration	2.4	(0.7)	1.9	3.3	3.8
Other services	4.8	3.7	5.4	8.6	4.9
Total	7.8	8.3	9.4	11.3	8.1

Plus Import Taxes(3)	5.7	9.9	7.3	20.0	3.7
Less Imputed Banking Services	(12.6)	10.1	29.5	1.4	(11.2)
Gross Domestic Product	7.5%	7.2%	8.5%	11.5%	9.2%

(P)	Preliminary figures.
(R)	Revised figures.
(E)	Estimated figures.
(1)	Figures are based on 1996 constant dollars.
(2)	Including fisheries.
(3)	Including value-added tax.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

Sectoral Origin of Gross Domestic Product

(as percentage of GDP)(1)

	2004	2005(R)	2006(R)	2007(R)(P)	2008(E)
Primary Activities:
Agriculture(2)	7.4%	7.2%	6.8%	6.2%	6.1%
Mining	1.0	1.0	1.0	1.2	1.4

Total	8.4	8.2	7.8	7.4	7.5

Industrial Activities:
Manufacturing	7.5	7.3	7.0	6.6	6.3
Construction	4.5	4.2	4.6	5.0	5.9

Total	12.0	11.5	11.6	11.6	12.2

Services:
Public utilities	3.1	3.1	2.9	2.9	2.8
Commerce, restaurants and hotels	9.9	9.8	10.0	10.1	10.0
Transportation and communications	12.6	13.4	14.1	15.4	16.7
Colón Free Zone	7.1	7.6	7.8	7.3	7.1
Panama Canal Authority	4.9	4.9	5.2	4.7	4.6
Financial intermediation	6.8	7.4	7.8	8.3	7.8
Real estate	16.1	16.1	15.7	15.2	14.7
Public administration	9.3	8.6	8.0	7.5	7.1
Other services	5.6	5.4	5.2	5.1	4.9

Total	75.4	76.2	76.7	76.5	75.7

Plus Import Taxes(3)	6.1	6.2	6.3	6.7	6.4
Less Imputed Banking Services	(2.0)	(2.1)	(2.5)	(2.2)	(1.8)

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Figures are based on 1996 constant dollars.
(2)	Including fisheries.
(3)	Including value-added tax.

Source: Office of the Comptroller General.

The following table sets forth Panama’s principal price indicators for each of the years 2004 through 2008:

Inflation

(percentage change from previous period)

	2004(R)	2005(R)	2006(R)	2007(R)	2008
Period Average:
Consumer Price Index	0.5%	3.3%	2.3%	4.2%	8.8%
Wholesale Price Index:
Imports	7.3	10.4	10.1	5.8	21.1
Industrial products	1.7	1.6	1.8	4.5	11.6
Agricultural products	2.6	(0.2)	3.2	6.3	3.5
All products	4.4	5.7	6.1	5.3	15.8

End of Period:
Consumer Price Index	2.0%	3.5%	2.0%	6.5%	6.5%
Wholesale Price Index:
Imports	8.7	11.2	5.2	16.5	(19.4)
Industrial products	2.7	1.4	2.3	6.2	0.6
Agricultural products	2.2	5.6	3.8	7.0	0.1
All products	5.3	6.2	3.9	11.4	(10.7)

(R)	Revised figures.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

As the Republic is a net importer, the recent decrease in the price of oil and other commodities has had a short-term positive impact on the Panamanian economy, relieving some of the inflationary pressures and allowing for more disposable income of the population in general. Inflation, as measured by the consumer price index, or CPI, was 6.5% for the year ended December 31, 2008, and was 4.9% for the twelve months ended January 31, 2009.

Employment. In 2008, the unemployment rate decreased to 4.2% from 4.7% in 2007, primarily as a result of improved economic conditions. The following table sets forth certain labor force and unemployment statistics for the years 2004 through 2008:

Labor Force and Employment

	2004	2005	2006	2007	2008
	(thousands of persons)
Total Population	3,172	3,228	3,284	3,340	3,395
Working-Age Population	2,169	2,216	2,263	2,310	2,357

Labor Force
Employed	1,212.7	1,269.8	1,294.9	1,357.0	1,422.3
Unemployed	161.4	137.7	122.8	92.3	83.8

Total	1,374.1	1,407.5	1,417.7	1,449.3	1,506.1

	(annual percentage change)
Total Population	1.8%	1.8%	1.7%	1.7%	1.6%
Working-Age Population	2.2	2.2	2.1	2.1	2.0
Labor Force
Employed	4.6	4.7	2.0	4.8	4.8
Unemployed	(7.1)	(14.7)	(10.8)	(24.8)	(9.2)

Total	3.1%	2.4%	0.7%	2.2%	3.9%

	(in percent)
Labor Force:
Participation Rate(1)	63.3%	63.5%	62.6%	62.7%	63.9%
Employment Rate(2)	88.2	90.2	91.4	93.6	95.8
Unemployment Rate(3)	9.2	7.6	6.7	4.7	4.2
Of which:
Metropolitan Area(4)	11.1%	9.6%	8.2%	5.7%	4.9%

(1)	Total labor force as percentage of working-age population.
(2)	Employed labor force as percentage of total labor force.
(3)	Open unemployment based on the annual August Employment Survey. The open unemployment rate excludes persons not actively looking for employment.
(4)	Including the cities of Panama and Colón.

Source: Office of the Comptroller General.

Public Sector Finances. Panama’s non-financial public sector balance for year-end 2008 registered a preliminary surplus of $97.8 million (or 0.4% of nominal GDP).

The following table sets forth the revenues, by source, and expenditures, by sector, of the consolidated non-financial public sector for the years 2004 through 2008:

Consolidated Non-Financial Public Sector Operations

(in millions of dollars)(1)

	2004	2005	2006	2007	2008(P)
Revenues:
General Government
Central Government	$1,963.7	$2,264.8	$3,076.7	$3,651.2	$3,986.3
Caja de Seguro Social (“CSS”)	796.3	827.3	898.7	1,104.0	1,330.2
Consolidated agencies	79.2	82.7	100.4	120.6	134.5

Total	$2,839.2	$3,174.8	$4,075.7	$4,875.9	$5,451.0

Public Enterprises Operations Surplus	95.9	156.9	128.1	163.7	275.6
Nonconsolidated Agencies Surplus	38.1	98.3	37.2	184.5	(36.4)
Capital Revenues	27.5	44.2	41.6	250.0	247.0
Donations	0.0	0.0	0.0	31.2	83.2

Total	$3,000.7	$3,474.2	$4,282.8	$5,505.3	$6,020.4
Expenditures:
General Government
Central Government	1,285.8	1,350.2	1,507.6	1,625.3	1,912.3
CSS	1,150.9	1,196.2	1,251.8	1,374.5	1,504.7
Consolidated agencies	149.2	156.3	160.9	164.7	161.0

Total	$2,585.9	$2,702.7	$2,920.3	$3,164.5	$3,578.0

Capital Expenditures	501.5	466.0	530.3	973.6	1,619.4

Total	$3,087.4	$3,168.7	$3,450.6	$4,138.1	$5,197.4
Balance(2)	(86.7)	305.5	832.0	1,367.3	823.0
Debt Interest Paid	604.3	694.0	744.3	684.2	725.2
Surplus (Deficit)	(691.0)	(388.5)	87.7	683.0	97.8
Overall Surplus (Deficit)	$(691.0)	$(500.1)	$87.7	$683.0	97.8
Percentage of GDP (nominal)	(4.9)%	(3.3)%	0.5%	3.5%	0.4%

(P)	Preliminary figures.
(1)	Figures exclude savings generated by Brady Bond repurchase operations, anticipated BNP dividends and the operational surplus of the Panama Canal Authority.
(2)	Excluding external interest payments.

Sources: Office of the Comptroller General, Ministry of Economy and Finance and other public institutions.

International Reserves. Because Panama uses the U.S. dollar as legal tender and prints no domestic paper currency, Panama does not have foreign currency reserves in the conventional sense. In Panama, unlike in other countries, foreign currency reserves are not necessary for providing the private sector economy foreign currency to pay for imports or for supporting exchange rates for a domestic currency. Panama’s foreign currency reserves are generally considered to consist of BNP’s U.S. dollar-denominated foreign assets. As of December 31, 2008, BNP’s foreign assets increased to $2.4 billion (from $1.9 billion as of December 31, 2007). The following table sets forth certain information regarding Panama’s international reserves at the dates indicated:

International Reserves

(in millions of dollars)

	December 31,
	2004	2005	2006	2007	2008
Gold	$0.0	$0.0	$0.0	$0.0	$0.0
Foreign Exchange(1)	611.4	1,192.5	1,315.9	1,914.5	2,404.7
Reserve Position in IMF	11.9	11.9	11.9	11.6	11.9
Special Drawing Rights	0.6	0.3	0.6	0.9	0.5

Total	$623.9	$1,204.7	$1,328.4	$1,927.0	$2,417.1

(1)	Foreign assets of BNP.

Source: IMF and BNP.

Banking Sector. Total assets of the banking sector were approximately 54.4% higher at year-end 2008 than at year-end 2004. Total deposits were approximately 60.4% higher at year-end 2008 than at year-end 2004. The table below sets forth information on the banking sector at December 31 for each of the years 2004 through 2008:

The Banking Sector

(in millions of dollars)

	December 31,
	2004	2005	2006	2007	2008(P)
Assets:
Liquid Assets:
Deposits in local banks	$1,088	$1,414	$2,027	$2,211	$2,264
Deposits in foreign banks	5,928	4,799	4,935	6,009	8,281
Other	367	507	609	590	649

Total Liquid Assets	7,383	6,721	7,571	8,811	11,193

Loans	19,900	22,905	22,449	26,842	30,243
Investments in Securities	5,760	6,857	5,782	7,600	9,307
Other assets	1,566	2,133	2,220	2,389	2,684

Total Assets	34,610	38,615	38,021	45,642	53,427

Liabilities:
Deposits:
Internal:
Official	1,795	2,289	2,442	3,310	4,140
Public	11,065	12,001	14,617	17,052	19,596
Banks	1,083	1,421	2,145	2,558	2,454

Total Internal Deposits	13,943	15,712	19,203	22,921	26,190

External:
Official	35	31	43	22	15
Public	6,235	6,589	3,349	5,244	6,646
Banks	4,319	4,765	3,926	4,697	6,501

Total External Deposits	10,589	11,385	7,318	9,963	13,162

Total Deposits	24,531	27,096	26,521	32,884	39,353

Obligations	4,478	5,154	5,261	4,944	5,085
Other Liabilities	956	1,343	1,666	1,560	1,881

Total Liabilities	29,965	33,593	33,448	39,388	46,319

Capital and Reserves	4,644	5,022	4,573	6,253	7,108

Total Liabilities and Capital	$34,610	$38,615	$38,021	$45,642	$53,427

(P)	Preliminary figures.

Source: Superintendency of Banks.

Interest Rates. Interest rates show a downward trend, especially borrowing rates, which are consistent with international rates. In December 2008, the average interest rate paid by Banca Panameña for one-year deposits was 4.10%, while the interest rate for personal credit transactions with a maturity of one to five years averaged 11.67% at the end of the month. In general terms, the differential between borrowing and lending interest rates for Banca Panameña exceeded 7% at December 31, 2008.

Government Procurement. Law No. 22 of June 27, 2006 established a new system for government procurement in Panama. Law No. 22 of June 27, 2006, which replaced Law No. 56 of December 27, 1995, created an autonomous government agency known as the Directorate General of Government Contracts that is responsible for the regulation and oversight of the government procurement process. Under Law No. 22 of June 27, 2006, the

President appoints and the Assembly ratifies the appointment of a General Director of the Directorate General of Government Contracts. Law No. 22 of June 27, 2006 created an administrative tribunal to resolve appeals by Government contractors and required that the Government’s procurement of goods and services below $300,000 be conducted through an electronic system known as “Panamá Compra.”

Public Debt

As of December 31, 2008, Panama’s public sector internal debt totaled approximately $2.0 billion, a decrease of $234.9 million from December 31, 2007. Panama’s public sector internal debt as a percentage of GDP was 8.5% as of December 31, 2008. The following table sets forth Panama’s outstanding public sector internal debt by source at year-end for the years 2004 through 2008:

Public Sector Internal Debt

(in millions of dollars)

	December 31,
	2004	2005	2006	2007	2008(P)
Private Sector Sources:
Treasury notes	$708.2	$775.1	$815.1	$565.1	$565.1
Treasury bills	236.6	192.1	249.8	206.8	59.0
Domestic bonds	31.4	21.5	12.2	2.2	2.2
Long-term private financing	14.0	2.7	2.1	22.3	35.6
Labor notes(1)	3.9	2.6	1.2	0.0	0.0
SIACAP Bonds	307.4	269.6	231.9	198.8	165.7

Total	$1,301.4	$1,263.6	$1,312.5	$995.2	$827.6
Public Sector Sources:
CSS	$622.6	$604.2	$583.9	$563.5	$541.2
Official banking institutions(2)	833.7	783.9	768.0	636.3	591.3

Total	$1,456.2	$1,388.1	$1,351.8	$1,199.8	$1,132.5

Total Public Sector Internal Debt	$2,757.6	$2,651.7	$2,664.3	$2,195.0	$1,960.1

(P)	Preliminary figures.
(1)	Notes issued under the Government’s early retirement program.
(2)	The remaining unpaid overdraft debt that the Central Government incurred at BNP during the 1987-1989 period is reflected in this category.

Source: Ministry of Economy and Finance.

As of December 31, 2008, Panama’s public sector external debt totaled approximately $8.5 billion, up $201.7 million from December 31, 2007. Panama’s public sector external debt as a percentage of GDP was 36.8% as of December 31, 2008. The following tables set forth the composition of public sector external debt outstanding at year-end for the years 2004 through 2008 and the scheduled amortizations for public sector external debt for each of the years indicated:

Public Sector External Debt(1)

(in millions of dollars)

	December 31,
	2004	2005	2006	2007	2008(P)
Commercial banks	$9.3	$79.6	$8.3	$6.5	$169.6
Bonds	5,702.9	6,104.8	6,359.8	6,809.8	6,747.6
Multilateral agencies	1,212.9	1,136.1	1,183.0	1,235.4	1,349.9
Bilateral entities	294.2	259.2	237.2	224.0	210.3

Total	$7,219.2	$7,579.7	$7,788.3	$8,275.6	$8,477.4

(P)	Preliminary figures.
(1)	Debt stated at its outstanding principal amount and not at trading value in the secondary market.

Source: Ministry of Economy and Finance.

Public Sector External Debt Amortization

(in millions of dollars)

	2009(R)	2010(R)	2011(R)	2012-2036(R)
Multilaterals
World Bank	23.78	23.46	20.07	203.91
IDB	64.13	64.79	69.92	749.63
IMF	0.00	0.00	0.00	0.00
IADF(1)	1.02	1.02	1.01	7.05
CAF(2)	0.00	8.24	8.24	53.58
EIB(3)	1.22	1.90	1.90	44.98
Total	90.15	99.41	101.14	1,059.15

Bilaterals	17.45	16.44	15.93	160.43
Bonds	0.00	0.00	332.88	6,414.67
Commercial Debt	1.85	1.85	0.93	165.00
Total	19.30	18.29	349.74	6,740.10

(R)	Revised figures.
(1)	International Agricultural Development Fund.
(2)	Andean Development Corporation.
(3)	European Investment Bank.

Source: Ministry of Economy and Finance.

Panama’s total public sector debt as of December 31, 2008 was approximately $10.4 billion, down $33.2 million from December 31, 2007.

In an effort to promote the development of Panama’s capital markets, the Government continued in 2008 with a program of Treasury Bill issuances with seven auctions from January 15, 2008 to August 26, 2008. Panama issued $211.0 million of zero-coupon Treasury Bills with short-term maturities of one-year or less in Panama’s capital markets. By comparison, the program of Treasury Notes remains suspended since 2005. As of December 31, 2008 outstanding Treasury Bills amounted to $59.0 million and outstanding Treasury Notes amounted to $565.1 million.

During the year 2008, the Republic entered into the following agreements with multilateral organizations and foreign commercial banks totaling $543.5 million, summarized in the table below:

Lender	Program	Amount (in millions of US dollars)	Date signed
IDB	Phase II: Social Protection	$20.2	January 15, 2008

World Bank	Assistance for development policies	$75.0	February 13, 2008

World Bank	Technical assistance for public policy reforms	$6.0	March 10, 2008

IDB	Improvement to the administration of justice	$21.6	March 13, 2008

IDB	Modernization of the administration and management of the environment	$10.0	March 13, 2008

CITI/NEXI	CMC	$165.0	March 14, 2008

IDB	Phase II Development of Bocas del Toro	$29.0	April 22, 2008

World Bank	PPF - Equity Management	$0.8	May 9, 2008

IDB	Trade Liberalization and Competitiveness Phase I	$51.3	June 18, 2008

International Fund for Agricultural Development	Rural Development and Modernization	$6.9	July 15, 2008

IDB	Technology Development	$19.7	September 2, 2008

World Bank	Management and Development of the Province of Colón	$20.0	October 6, 2008

World Bank	Enhancement of Educational System	$35.0	October 22, 2008

World Bank	Health Equity	$40.0	October 23, 2008

IDB	Management and Development of the Central Provinces	$43.0	December 17, 2008

International Trade

On December 19, 2006, Panama announced the completion of negotiations for a free trade agreement with the United States (the “Trade Promotion Agreement”). In 2006, more than 96% of Panama’s merchandise exports to the United States entered duty-free considering the application of various trade preference programs designed to promote economic development, such as the Caribbean Basin Initiative and the Generalized System of Preferences. The Trade Promotion Agreement with the United States is expected to expand and secure those benefits for Panama in the long term. Upon effectiveness, this agreement will eliminate nearly 71.2% of Panama’s tariffs on industrial goods immediately, with remaining tariffs phased out over 10 years. In return, the United States will eliminate immediately 99.7% of tariffs applied to industrial goods from Panama. On June 28, 2007, Panama and the United States signed the Trade Promotion Agreement, which will come into force upon approval of each country’s legislature. In July 2007, Panama’s legislature ratified the Trade Promotion Agreement, but as of February 2009, the U.S. Congress has yet to ratify the Agreement.

As of December 31, 2008, Panama’s largest trading partners for exports were the United States, Netherlands and Costa Rica, with exports amounting to $435.1 million, $122.8 million and $66.0 million, respectively. As of December 31, 2008, Panama’s largest trading partners for imports were the United States, the Petroleum Free Zone of Panama, the CFZ and Costa Rica, with imports amounting to $2.7 billion, $1.4 billion, $840.0 million and $456.0 million, respectively.

Law No. 37 of November 8, 2006 ratified the bilateral investment treaty signed with Mexico in October 2005. On January 12, 2007, the National Assembly approved Law No. 7, which implements the free trade agreement signed with Chile in June 2006. This free trade agreement entered into force on March 7, 2008, eliminating nearly 93% of Chile’s tariffs on goods immediately, with remaining tariffs phased out over 10 years.

Panama has concluded the negotiation of comprehensive free trade agreements with Costa Rica, Honduras and Guatemala. In this regard, Law No.17 of February 13, 2008, published in the Gaceta Oficial Digital No. 25,982 of February 20, 2008, serves as the ratification of the free trade agreement between Panama and Costa Rica; the effective date of the agreement was November 23, 2008, and its Tariffs Program entered into effect on January 1, 2009. Law No. 23 of April 25, 2008, published in the Gaceta Oficial Digital No. 26,032 of May 5, 2008, serves as the ratification of the free trade agreement between Panama and Honduras; this agreement has not entered into effect because the approval of Honduras National Congress remains pending. The free trade agreement between Panama and Guatemala is subject to the occurrence of effectiveness procedures in both countries in order to enter into force. Upon complete effectiveness of these commercial agreements, nearly 90% of Panama’s total exports to these countries will enter duty-free.

The following table sets forth the composition and geographical distribution of Panama’s exports for the years indicated:

Composition of Merchandise Exports, F.O.B.(1)

(in millions of dollars)

	2004(R)		2005(R)		2006(R)		2007(R)		2008(P)
Petroleum(2)	$4.8	(3)	$7.1	(3)	$7.7	(3)	$7.5	(3)	$7.2	(3)
Non-petroleum Merchandise Exports:
Bananas	108.5		96.5		109.4		111.6		98.6
Muskmelon	49.2		79.9		96.2		115.1		117.2
Pineapple	11.9		21.1		36.9		42.9		36.5
Watermelon	21.7		38.1		70.2		87.4		96.8
Sugar	10.4		23.7		21.3		17.6		15.1
Shrimp	53.8		57.8		50.2		56.4		40.6
Coffee	11.0		13.6		13.4		16.3		15.4
Fishmeal(4)	9.3		4.5		12.1		9.4		15.9
Frozen yellowfin tuna, fresh and frozen fish filet	280.7		264.8		231.7		220.9		283.4
Other seafood	6.4		7.1		1.7		0.8		0.1
Clothing	8.8		10.3		9.9		12.4		10.6
Meat from cattle	14.0		12.4		14.2		11.6		14.5
Standing cattle	13.2		21.2		30.6		16.4		0.4
Leather and similar products	8.9		8.9		12.6		20.0		5.4
Other exports	278.4		296.2		303.6		380.2		386.9

Total	886.2		956.1		1,014.0		1,119.0		1,137.4

Re-exports Other Than CFZ	49.1		50.2		60.5		78.6	(P)	n/a

Total	$940.1		$1,013.4		$1,082.2		$1,205.1		n/a

n/a	Not Available.
(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.
(2)	Petroleum exports primarily consist of maritime and aviation fuel sales.
(3)	Excludes oil sales for consumption on board. In August 2002, Refinería Panamá S.A. closed its refinery operations.
(4)	Including fish oil and fishmeal.

Source: Office of the Comptroller General.

The following table sets forth Panama’s balance of payments for the years 2003 through 2007 and for the nine months ended September 30, 2008:

Balance of Payments(1)

(in millions of dollars)

	2003	2004	2005	2006(P)(R)	2007(P)(R)	As of Sept. 30, 2008(E)
Account
Current Account:
Merchandise Trade(2)
Exports	$5,071.9	$6,078.3	$7,591.2	$8,478.1	$9,338.4	$7,570.8
Imports	(6,274.2)	(7,616.6)	(8,907.2)	(10,190.0)	(12,520.6)	(10,955.9)

Balance	(1,202.3)	(1,538.3)	(1,316.0)	(1,711.9)	(3,382.2)	(3,385.1)
Services	1,197.7	1,331.1	1,436.3	2,210.3	2,817.7	2,464.0
Rent (3)	(821.3)	(1,024.3)	(1,124.9)	(1,277.7)	(1,311.1)	(1,299.5)
Unilateral Transfer(4)	246.4	219.6	245.3	252.5	253.2	173.4

Balance	(579.5)	(1,011.9)	(759.3)	(526.8)	(1,622.4)	(2,047.2)
Capital and Financial Account:
Capital Account	0.0	0.0	0.0	15.2	43.7	33.8
Financial Account	177.9	496.8	1,989.2	382.3	2,773.9	2,108.2
Direct Investment	817.5	1,019.1	962.1	2,497.9	1,907.2	1,782.2
Portfolio Investment	64.1	125.1	(557.6)	(748.0)	(1,084.1)	(547.8)
Other Capital	(703.7)	(647.4)	1,584.7	(1,622.5)	1,500.8	908.1
Assets	631.2	(1,542.8)	(358.9)	(3,781.8)	(4,998.4)	(4,029.6)
Liabilities	(1,334.9)	895.4	1,943.6	2,159.3	6,499.2	4,937.7

Balance	(401.6)	(515.1)	1,229.9	(144.5)	1,151.5	61.0

Errors and Omissions (net)	134.5	119.7	(555.1)	301.3	(773.7)	(134.4)
Overall Surplus (Deficit)	$(267.1)	$(395.4)	$674.8	$156.8	$377.8	$74.4

Financing	267.1	395.4	(674.8)	(172.0)	(621.5)	(39.6)
Total Reserves	266.6	396.3	(521.3)	(162.1)	(611.4)	(43.7)
Use of IMF credit and IMF loans	(9.5)	(10.0)	(9.8)	(9.9)	(10.1)	(4.1)
Exceptional Financing(5)	10.0	9.1	(143.7)	0.0	0.0	0.0

(R)	Revised figures.
(E)	Estimated figures.
(P)	Preliminary figures.
(1)	Figures were calculated pursuant to Version V of the Balance of Payments Manual prepared by the IMF.
(2)	Includes CFZ figures.
(3)	Includes wages and investment profits.
(4)	Unilateral transfers consist of transactions without a quid pro quo, many of which are gifts and migrant transfers.
(5)	“Exceptional Financing” refers only to financing from the exchange or the repurchase of Government bonds and the capitalization of PDI bonds. External financing raised in the international markets by the Central Government is included under the caption “Financial Account.”

Source: Office of the Comptroller General.

The Panama Canal

In a national referendum on October 22, 2006, the citizens of Panama voted to approve the canal expansion project proposed by the Panama Canal Authority, and on December 6, 2006, the Cabinet approved the first $120 million of expenditures to begin work. The expansion project includes the building of a new lane of traffic in conjunction with the construction of a third set of locks which will double the Canal’s capacity, allowing increased traffic and larger ships. As part of the canal expansion project, in April 2008 the canal awarded a $177 million contract to the Belgian firm Dredging International to excavate the Pacific entrance of the canal. Construction of the third set of locks is scheduled to begin in 2009.

The Panama Canal Authority announced that toll revenues for the fiscal year ended September 30, 2008 reached $1.3 billion, an increase of 11.3% over fiscal year 2007. On July 21, 2008, the Assembly approved the Panama Canal Authority’s budget for fiscal year 2009, allocating $152.0 million to the Canal’s investment program and $835.7 million to the Canal’s expansion project relating to the third set of locks.

On December 9, 2008, the Panama Canal Authority signed a $2.3 billion agreement with five multilateral and development organizations to finance the Canal’s expansion project, which is estimated to cost approximately $5.25 billion. The Japan Bank for International Cooperation (JBIC), the European Investment Bank (EIB), the IDB, CAF and International Finance Corporation (IFC) each agreed to provide the financing under favorable terms to the Panama Canal Authority. The remaining funds for the expansion project are expected to come from the Canal’s regular business operations and implementation of toll increases. To reduce the risk of lowering demand resulting from toll increases, the Panama Canal Authority implemented a three-year toll increase designed to generate the appropriate cash flows needed to finance a significant portion of the program. As of March 2009, the Panama Canal Authority has financed approximately $500 million of the expansion project through internal funding.

The United States, the main source of customers of the Panama Canal, has been experiencing an intensifying deceleration of economic activity. In spite of the economic conditions in the United States, trade via the Panama Canal during its fiscal year ended September 30, 2008 was only slightly affected and toll revenues remained firm. From the beginning of its 2009 fiscal year, which began on October 1, 2008, through January 31, 2009, approximately 4,341 transits passed through the Canal as compared to 4,380 transits for the same period during fiscal year 2008, resulting in a decrease of approximately 1.0%. Approximately 69.8 million long tons of cargo passed through the Canal between October 1, 2008 and January 31, 2009 as compared to 69.5 million long tons during the same period of time for fiscal year 2008, representing an increase of approximately 0.4%. Toll revenue remained firm despite the decrease in transits. As of January 31, 2009, toll revenue totaled approximately $481.8 million as compared to $427.2 million for the same period in fiscal year 2008, representing an increase of approximately 12.8%, mainly due to the effects of the implementation of the toll price adjustment discussed below.

For the month of January 2009, approximately 1,133 transits passed through the Canal as compared to approximately 1,151 during January 2008, representing a decrease of approximately 1.6%. Approximately 17.5 million long tons of cargo passed through the Canal during the month of January 2009 as compared to 18.0 million long tons in January 2008, representing a decrease of approximately 2.7%. Toll revenue for the month of January 2009 totaled approximately $120.7 million as compared to $107.9 million during January 2008, representing an increase of 11.9%.

The Panama Canal Authority estimates that PC/UMS (Panama Canal Universal Measurement System) tonnage of cargo passing through the Canal will drop by approximately 5.9% during fiscal year 2009, but toll revenues will not experience significant change due to the implementation of the last phase of a three step toll rate increase approved in May 2005. Several shipping companies have recently requested the cancelation or deferral of the scheduled 2009 toll rate increase. The final decision to implement the third phase of the three-step toll increase was made in 2007 after extensive consultations in 2006 and early 2007 and significant accommodations to industry requests. The Panama Canal Authority believes that its price setting consultation process provides for transparency and predictability in its pricing proposals in a manner that permits industry-wide participation.

The estimated results for the Panama Canal are subject to revision based on the duration and severity of the global economic downturn, and accordingly no assurance can be given concerning actual results for fiscal year 2009.

The following table sets forth the Canal’s statistical and financial information for fiscal years 2004 through 2008 (each ended on September 30):

Panama Canal Principal Statistics

Fiscal Year	Number of Transits	Tolls (millions of dollars)	Long Tons of Cargo (millions)
2004	14,035	757.7	200.3
2005	14,011	847.6	193.8
2006	14,194	1,026.4	211.6
2007	14,721	1,183.9	208.2
2008	14,702	1,317.5	209.8

Source: Panama Canal Authority.